Exhibit 99.1

Clearmind Advances Dialogue with U.S. Federal Government on Psychedelic Therapies, Submitting Recommendations to FDA

Company Calls for Consideration of New Regulatory Pathways and Cost Saving of Non-Hallucinogenic Neuroplastogens for Alcohol Use Disorder

Vancouver, Canada, Oct. 07, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogens for scalable treatment of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced that it has submitted recommendations to the U.S. Food and Drug Administration (“FDA”) in response to the agency’s public hearing and request for comments on “Considerations for Potential Future Therapeutic Use of Psychedelic Drugs.”

Under FDA Docket No. FDA-2026-N-7542, Clearmind’s recommendations focus on patient access and the potential future therapeutic use of psychedelic-derived non-hallucinogenic neuroplastogens. The Company highlights its clinical trials at Yale University and Johns Hopkins University, which have generated data suggesting that neuroplastogenic compounds that retain the therapeutic benefits of neuroplasticity enhancement while eliminating the hallucinogenic effects of legacy psychedelics may help mitigate the need for expensive supervised dosing.

Clearmind recommends that the FDA consider new guidance for self-administration, at-home-potential therapies, as well as streamlining regulatory pathways, expanding clinical trial access, leveraging Breakthrough Designation, and other measures intended to help bring urgently needed therapies to market. The Company also calls for additional research and clinical collaborations with the U.S. Department of Veterans Affairs (VA), U.S. Department of War (DoW), and U.S. Department of Health and Human Services (HHS) to help pilot safer, at-home-potential neuroplastogenic candidates for AUD and other indications.

“Clearmind has been dedicating substantial resources and effort to advancing awareness of non-hallucinogenic neuroplastogens and their potential role in addressing significant unmet needs in addiction and mental health,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Our engagement with the U.S. federal government reflects our commitment to contributing to the dialogue around patient access, responsible development, and the potential future use of psychedelic-derived therapies. We believe that continued engagement with federal agencies, alongside rigorous clinical research, is important to advancing new treatment options for patients who currently have limited access to care.”

Clearmind’s latest submission follows a series of recent activities involving the U.S. federal government. In April, the Company welcomed President Trump’s Executive Order, “Accelerating Medical Treatments for Serious Mental Illness,” supporting accelerated review and patient access pathways for certain psychedelic therapies.

In July, Clearmind responded to an HHS Request for Information under the Great American Recovery Initiative, highlighting MEAI and non-hallucinogenic neuroplastogens for AUD. Most recently, on September 14, 2026, Clearmind’s Chief of Global Impact, Mary-Elizabeth Gifford, briefed an FDA-convened federal panel on patient access and insights from the Company’s clinical trials at Yale and Johns Hopkins.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential future therapeutic use of psychedelic-derived therapies; the potential benefits, characteristics, and treatment applications of its non-hallucinogenic neuroplastogen candidates; the Company’s recommendations submitted to the FDA and other governmental agencies; potential future regulatory developments, clinical trial opportunities, and governmental collaborations; the anticipated progress, enrollment, timing, conduct, results, and outcomes of the Company’s clinical development programs; the potential safety, efficacy, regulatory approval, commercialization, and market acceptance of its product candidates; and the Company’s business strategy, intellectual property activities, objectives, plans, expectations, and future operations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.